
June 3, 2020

Yusheng Han
Director and Chief Executive Officer
Burning Rock Biotech Ltd
601, 6/F, Building 3, Standard Industrial Unit 2
No. 7, Luoxuan 4th Road
International Bio Island, Guangzhou, 510005
Peoples Republic of China

> **Re: Burning Rock Biotech Ltd**
> **Registration Statement on Form F-1**
> **Filed May 22, 2020**
> **File No. 333-238596**

Dear Mr. Han:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed on May 22, 2020

Index to the Consolidated Financial Statements
Consolidated Balance Sheet, page F-4

1.   Please revise to remove your pro forma shareholders' equity as of December 31, 2019. Refer to Rule 11-02(c)(1) of Regulation S-X and Item 4(b) of Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Shuang Zhao, Esq.